4 1 NYSE 0001164735 @d9rnxbf Officer Spherion Corporation 914536 36-3536544 10/07/02 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [ ] Check this box if no longer subject to
Section 16. Form 4 or Form 5 obligations may continue. 1. Name and Address of Reporting Person(s) Mincey, Wayne M (formerly Interim Services Inc.) 2050 Spectrum Boulevard Fort Lauderdale, FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Day/Year 10/07/2002 5. If Amendment, Date of Original (Month/Day/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Pres,Technology Services Group
7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11) ---------------
-----------------------------------------------------------------
---------------------------------------------------- 1)Title of
Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title Shares End of Month ---------------------------------------------
-----------------------------------------------------------------
---------------------- Deferred Stock Units 10/07/02 Common Stock
2,500.0000 2,500.0000 D Direct Incentive Stock Option (Right 10/04/02 Common Stock 16,667.0000 16,667.0000 D Direct to buy)
Non-Qualified Stock Option 10/04/02 Common Stock 33,333.0000 33,333.0000 D Direct (Right to buy) Explanation of Responses: (1) Common stock acquired on 10/6/02 vesting of Deferred Stock Units
(DSUs). (2) Reporting Person elected to have shares withheld from vested shares to cover taxes due at time of vesting on Deferred Stock Units. (3) Quarterly record keeping fee applied to Reporting Person's account by Plan Administrator, resulting in fractional reduction in share balance of DCP holdings. Deemed execution date was 10/2/02. (4) Stock options granted 10/4/02 are exercisable commencing 10/4/03 on a cumulative basis as follows:
1/3 on 10/4/03; 1/3 on 10/4/04; 1 /3 on 10/4/05.
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ----------------------------------------------
-----------------------------------------------------------------
--------------------- 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D Price End of Month I -----------------------------------
-----------------------------------------------------------------
-------------------------------- Common Stock 10/07/02 M
2,500.0000 (1)A $0.0000 D Direct Common Stock 10/07/02 F 861.0000
(2) D $5.6700 31,117.2426 D Direct Common Stock 09/30/02 I 0.1030
(3) D 2,040.3370 I By DCP
Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6) ------------------------
-----------------------------------------------------------------
------------------------------------------- 1)Title of Derivative
2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of
(D) Derivative Security Code V A D Exercisable Expiration -------
-----------------------------------------------------------------
------------------------------------------------------------
Deferred Stock Units $0.0000 10/07/02 M 2,500.0000 (1) 10/06/10
Incentive Stock Option (Right $5.7000 10/04/02 A 16,667.0000 (4)
10/04/03 10/04/12 to buy) Non-Qualified Stock Option $5.7000 10/04/02 A 33,333.0000 (4) 10/04/03 10/04/12 (Right to buy)

SIGNATURE OF REPORTING PERSON /S/ Mincey, Wayne M DATE 10/08/02